Filed Pursuant to Rule 424(b)(3)

Registration No. 333-248432

BLACKSTONE PRIVATE CREDIT FUND

SUPPLEMENT NO. 2 DATED JANUARY 12, 2021

TO THE PROSPECTUS DATED DECEMBER 7, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Private Credit Fund (the “Fund”), dated December 7, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our current public offering;

•	to provide an update on the Fund’s portfolio; and

•	to update the Prospectus.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in common shares of beneficial interest in an ongoing public offering (the “Offering”). The terms of the Offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $100,000,000 in our common shares (excluding shares purchased by Blackstone Credit BDC Advisors LLC, its affiliates and the Fund’s trustees and officers but including any shares purchased in private offerings), in any combination of share classes.

As of January 7, 2021, we had satisfied the minimum offering requirement, and our board of trustees had authorized the release of proceeds from escrow. As of such date, we issued and sold 32,560,141 shares (consisting of 2,750,840 Class S shares and 29,809,301 Class I shares; no Class D shares were issued or sold as of such date), and the escrow agent released net proceeds of approximately $814 million to us as payment for such shares. Blackstone and its employees, including our executive officers, owned approximately $35 million of interests in the Fund as of January 7, 2021. We intend to continue selling shares in the Offering on a monthly basis.

Portfolio Update

In anticipation of BCRED’s January commencement, Blackstone Credit sourced, underwrote and committed to a portfolio totaling $950 million in total investments as of January 8, 2021 that will make up BCRED’s initial portfolio. This portfolio is 100% floating rate and was purchased at a 1.6% discount to par, is yielding north of 6% and is focused at the most senior part of the capital structure (95% first lien senior secured).

In addition to this initial portfolio, the Blackstone Credit team is working to close a pipeline of additional transactions through the months of January and February. We are excited about the early progress of BCRED’s portfolio deployment and believe that we are well positioned to continue to build a diversified portfolio that can generate a stable dividend yield and minimize volatility for our investors.

Global credit markets continued to show strength in December and the early part of January, and we expect capital will continue to be allocated to corporate credit risk throughout 2021 in a search for yield. Rating agencies and banks continue to revise their 2021 default expectations downward as the global economy continues to normalize.

In 2021, we expect the opportunity set in U.S. direct lending to remain active as private equity sponsors look to deploy their capital into a more stable political and economic environment.

While many companies will have access to less expensive capital in the public markets which continue to see declining yields, we believe most of our portfolio companies partner with Blackstone for reasons beyond just access to capital. This value-added approach will remain a focus for the team in 2021 as we seek to continue to expand the portfolio through investments in leading businesses in attractive sectors. Despite the positive economic outlook post vaccine, BCRED expects to continue to focus a majority of the portfolio on senior secured investments.

Updates to the Prospectus

Effective December 10, 2020, GSO Asset Management LLC, the Fund’s investment adviser (the “Adviser”), has changed its name to Blackstone Credit BDC Advisors LLC. Accordingly, all references to “GSO Asset Management LLC” in the Prospectus are hereby replaced with “Blackstone Credit BDC Advisors LLC.”

Effective December 10, 2020, GSO Capital Partners LP, a parent company of the Adviser, has changed its name to Blackstone Alternative Credit Advisors LP. Accordingly, all references to “GSO Capital Partners LP” and “GSO” in the Prospectus are hereby replaced with “Blackstone Alternative Credit Advisors LP” and “Blackstone Credit,” respectively.

The following replaces the second bullet under the “How is an investment in shares of your Common Shares different from listed BDCs?”section of the Prospectus:

•

An investment in our shares has limited or no liquidity outside of our share repurchase plan and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.

The following replaces the first paragraph under the “Management of the Fund—Executive Officers Who are not Trustees” section of the Prospectus:

Steve Kuppenheimer (Portfolio Manager), Chief Financial Officer. Mr. Kuppenheimer is a Portfolio Manager and Chief Financial Officer of the Fund and Senior Managing Director with Blackstone Credit. He is a member of Blackstone Credit’s Performing Credit Group focused on portfolio management and capital markets. Mr. Kuppenheimer is a member of the performing credit investment committee. Before joining Blackstone Credit, then known as GSO Capital Partners, in 2015 Mr. Kuppenheimer was a Senior Managing Director at Stifel Financial where he served as Head of Principal Investing and Head of Debt Capital Markets from 2010 to 2015. Prior to Stifel, Mr. Kuppenheimer was founder and CEO of FSI Capital, an alternative asset management company focused on U.S. credit products. Previously, Mr. Kuppenheimer was head of CLOs and structured funds for Merrill Lynch. Mr. Kuppenheimer received a J.D., with Distinction, from Emory University School of Law and a B.A. from Colgate University with Honors in Philosophy. Mr. Kuppenheimer serves on the board of trustees for the George Jackson Academy.

The following replaces the first paragraph of the third bullet under “What strengths does the Adviser offer?” and the fifth paragraph under “Investment Objectives and Strategies—Opportunity in Middle Market Private Companies” sections of the Prospectus:

Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program. Blackstone Credit has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and believes that our ability to “solve a problem” for a company can lead to attractive investment opportunities. In addition, Blackstone Credit has access to the significant resources of the Blackstone platform, including the Blackstone Credit Advantage Program (“Blackstone Credit Advantage”), which is a global platform that provides access to a range of cost saving, revenue generating and best practice sharing opportunities. Specifically, Blackstone Credit Advantage provides (i) partnership and best practices for portfolio companies by offering invaluable access to industry and function experts both within the Blackstone organization (including the Blackstone Portfolio Operations team) and the network among portfolio companies; (ii) cross selling opportunities across Blackstone and Blackstone Credit portfolio companies; (iii) industry knowledge via leadership summits and roundtables; and (iv) quarterly reports sharing meaningful insights from CEOs on business and economic trends. Finally, one of the most important benefits of the program is Blackstone’s Group Purchasing Organization (“GPO”), which is a collective purchasing platform that leverages the scale and buying power of the $5 billion of average annual spending of Blackstone’s portfolio companies with strategic partners and vendors measured over the past ten years. Blackstone and Blackstone Credit portfolio companies have generated significant cost savings through their use of the GPO, often from existing suppliers, on maintenance, repair, operations, back office, information technology, hardware, software, telecommunications, business insurance and human resources, among others. The benefits of working with Blackstone’s GPO can include improved pricing and terms, differentiated service, and ongoing service that drops straight to the bottom line.

The following replaces the first paragraph under the “How to Subscribe” section of the Prospectus:

You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Intermediary Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.

The following is added to the third paragraph under the “Share Repurchase Program” section of the Prospectus:

Shareholders who are exchanging a class of our shares for an equivalent aggregate NAV of another class of our shares will not be subject to, and will not be treated as repurchases for the calculation of, the 5% quarterly calculation on repurchases and will not be subject to the Early Repurchase Deduction.